Exhibit 2

OPERATING RESULTS AND FINANCIAL REVIEW IN CONNECTION WITH THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013.

The following discussion and analysis should be read in conjunction with our interim condensed consolidated financial statements as of and for the nine months ended September 30, 2013, appearing elsewhere in this Form 6-K, our audited consolidated financial statements and other financial information for the year ended December 31, 2012 appearing in our Annual Report on Form 20-F for the year ended December 31, 2012 and Item 5—"Operating and Financial Review and Prospects" of such Annual Report.

Statements in this Report on Form 6-K concerning our business outlook or future economic performance; anticipated revenues, expenses or other financial items; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under the United States Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2012, as well as those discussed elsewhere in that Annual Report and in our other filings with the Securities and Exchange Commission.

Overview

We design, develop and sell advanced voice over IP, or VoIP, and converged VoIP and data networking products and applications to service providers and enterprises. We are a VoIP technology leader focused on VoIP communications, applications and networking elements, and its products are deployed globally in broadband, mobile, cable, and enterprise networks. We provide a range of innovative, cost-effective products including media gateways, multi-service business gateways, residential gateways, IP phones, media servers, session border controllers, and value-added applications.  Our underlying technology, VoIPerfectHD, relies primarily on our leadership in digital signal processing, or DSP, voice coding and voice processing technologies. Our high definition (HD) VoIP technologies and products provide enhanced intelligibility, and a better end user communication experience in emerging voice networks.

Our headquarters and research and development facilities are located in Israel with research and development extensions in the U.S., China and U.K. We have other offices located in Europe, the Far East, and Latin America.

The identities of our principal customers have changed and we expect that they will continue to change, from year to year. Historically, a substantial portion of our revenue has been derived from large purchases by a limited number of original equipment manufacturers, or OEMs, and network equipment providers, or NEPs, systems integrators and distributors. ScanSource Communications, our largest customer, accounted for 16.2% of our revenues in the nine months ended September 30, 2013 and 12.7% of our revenues in the same period in 2012. Our top five customers accounted for 32.4% of our revenues in the nine months ended September 30, 2013 and 30.1% of our revenues in the same period in 2012. If we lose a large customer and fail to add new customers to replace lost revenue, our operating results may be materially adversely affected.

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Revenues based on the location of our customers for the nine months ended September 30, 2012 and 2013 are as follows:

	Nine Months Ended September 30,
	2013	2012
Americas	51.3%	52.2%
Far East	15.9	15.7
Europe	26.5	27.9
Israel	6.3	4.2
Total	100.0%	100.0%

In July 2012, we announced a restructuring plan to better align our resources and assets to our core networking business. We also conducted a review of our operations to reduce annual operating expenses, simplify our organization and refine future investments. This restructuring plan resulted in reduced operating expenses in 2013.

Part of our strategy involves the acquisition of complementary businesses and technologies. In April 2013, we entered into an asset purchase agreement with our affiliated company, MailVision Ltd. Mailvision Ltd. is an Israeli company that develops, markets and licenses VoIP solutions for mobile, PC, web and tablet devices for telecom operators and service providers. Pursuant to this agreement, in May 2013, we acquired certain of MailVision’s assets for the following consideration: (i) $233,000 to be payable 12 months following the closing date; and (ii) additional earn out payments to be paid to MailVision subject to the achievement of a certain level of net revenues from the sale of MailVision’s products. Payment can be made, at our discretion, in either cash or ordinary shares. As additional consideration for the transaction, on closing, we agreed to waive repayment of any outstanding loans made by the company to MailVision and to assume specified liabilities of MailVision in the aggregate amount of approximately $2.4 million. Under certain limited circumstances, if we were to sell the acquired assets and assumed liabilities of Mailvision to a third party during a period of 12 months following the closing date (“Option Period”), the proceeds in excess of a specified amount would be payable to the sellers. In addition, if the purchase price offered by a third party during the Option Period exceeds a specified amount, subject to a number of conditions, we would be required to sell the acquired assets and assumed liabilities. If this were to occur, we would not be required to pay the earn out amounts. We have no current intention to sell our Mailvision business and believe that, even if a sale were to occur during the Option Period, none of the proceeds would be required to be paid to the sellers.

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Results of Operations

The following table sets forth the percentage relationships of certain items from our consolidated statements of operations, as a percentage of total revenues for the periods indicated:

	Nine Months Ended September 30,
Statement of Operations Data:	2013	2012

Revenues	100.0%	100.0%
Cost of revenues	42.7	42.5
Gross profit	57.3	57.5
Operating expenses:
Research and development, net	20.8	23.7
Selling and marketing	28.7	32.0
General and administrative	6.3	6.8
Total operating expenses	55.8	62.6

Operating income (loss)	1.5	(5.0)
Financial income, net	0.1	0.4
Income (loss) before taxes on income	1.6	(4.6)
Income tax expense	0.2	0.3
Equity in losses of affiliated companies, net	0.0	0.0

Net income (loss)	1.4%	(5.0)%

Revenues.  Revenues increased 6.6% to $101.0 million in the nine months ended September 30, 2013 from $94.7 million in the same period in 2012. The increase in revenues was primarily attributable to an increase in revenues from our networking product line.

Our revenues from products in the nine months ended September 30, 2013 increased by 6.7% to $82.7 million, or approximately 82% of total revenues, from $77.6 million, or 82% of total revenues, in the same period in 2012. The increase in revenues from products was primarily attributable to the increase in our networking product line and due to the growing demand for our networking product line in the Unified Communication market.

Our revenues from services in the nine months ended September 30, 2013 increased by 6.6% to $18.2 million, or approximately 18% of total revenues, from $17.1 million, or 18% of total revenues, in the same period in 2012. The increase in revenues from services was driven by the growth in support services related to the increase in revenues from products.

Gross Profit.  Cost of revenues includes the manufacturing cost of hardware, quality assurance, overhead related to manufacturing activity, technology licensing and royalty fees payable to third parties and royalties payables to the Office of the Chief Scientist of the Israeli Ministry of Economy. Gross profit increased to $57.9 million in the nine months ended September 30, 2013 from $54.5 million in the same period in 2012. Gross profit as a percentage of revenues decreased to 57.3% in the nine months ended September 30, 2013 from 57.5% in the same period in 2012.

Cost of revenues from products increased by 7.4% to $38.4 million in the nine months ended September 30, 2013 from $35.8 million in the same period in 2012. This increase is primarily attributable to an increase in the procurement of materials, in line with the increase in revenues from products. Gross margin percentage from products was 54% in the nine-month periods ended September 30, 2013 and 2012.

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Cost of revenues from services increased by 5.9% to $4.7 million in the nine months ended September 30, 2013 from $4.4 million in the same period in 2012. This increase is primarily attributable to higher support personnel expenses associated with providing services and implementation of our products with service providers as well as enterprise customers. Gross margin percentage from services was 74% in the nine-month periods ended September 30, 2013 and 2012.

Research and Development Expenses, net.  Research and development expenses, net consist primarily of compensation and related costs of employees engaged in ongoing research and development activities, development-related raw materials and the cost of subcontractors less grants from the Office of the Chief Scientist of the Israeli Ministry of Economy and rent. Research and development expenses decreased by 6.5% to $21.0 million in the nine months ended September 30, 2013 from $22.4 million in the same period in 2012 and decreased as a percentage of revenues to 20.8% in the nine months ended September 30, 2013 from 23.7% in the same period in 2012. Research and development expenses decreased primarily as a result of our cost reduction plan implemented during 2012 that reduced the number of our research and development personnel. We expect that research and development expenses will increase on an absolute dollar basis in 2014 as a result of our continued development of new products.

Selling and Marketing Expenses.  Selling and marketing expenses consist primarily of compensation for selling and marketing personnel, as well as exhibition, travel and related expenses. Selling and marketing expenses decreased by 4.4% in the nine months ended September 30, 2013 to $29.0 million from $30.3 million in the same period in 2012 and decreased as a percentage of revenues to 28.7% in the nine months ended September 30, 2013 from 32.0% in the same period in 2012. These expenses decreased on an absolute basis primarily as a result of our cost reduction plan implemented during 2012. We expect that selling and marketing expenses will increase on an absolute dollar basis in 2014 as a result of an expected increase in our sales force and marketing activities.

General and Administrative Expenses.  General and administrative expenses consist primarily of compensation for finance, human resources, general management, rent, network and bad debt reserve, as well as insurance and consultant services expenses. General and administrative expenses decreased by 1.1% to $6.4 million in in the nine months ended September 30, 2013 from $6.5 million in the same period in 2012. As a percentage of revenues, general and administrative expenses decreased to 6.3% in the nine months ended September 30, 2013 from 6.8% in the same period in 2012.

Financial Income, Net.  Financial income, net consists primarily of interest derived on cash and cash equivalents, marketable securities and bank deposits, net of interest accrued in connection with our bank loans and bank charges, as well as our remaining senior convertible notes outstanding. Financial income, net, in the nine months ended September 30, 2013 was $151,000 compared to $366,000 in the same period in 2012. The decrease in financial income, net in in the nine months ended September 30, 2013 was primarily due to lower interest income recorded with respect to our bank deposits, as a result of a decrease in interest rates.

Taxes on Income.  We had a net income tax expenses of $161,000 in the nine months ended September 30, 2013 compared to $284,000 in the same period in 2012. The decrease in the net income tax expenses in the nine months ended September 30, 2013 is primarily a result of a tax benefit of $148,000 relating to the available net carry forward tax losses.

 LIQUIDITY AND CAPITAL RESOURCES

We finance our operations primarily from our cash and cash equivalents, bank deposits, bank borrowings and cash from operations.

As of September 30, 2013, we had $58.0 million in cash and cash equivalents, marketable securities and bank deposits compared to $58.5 million at December 31, 2012. As of September 30, 2013, we were restricted with respect to using approximately $15.9 million of our cash as a result of provisions in our loan agreements, a lease agreement and foreign exchange derivatives transactions.

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Cash Flows from Operating Activities

Our operating activities provided cash in the amount of $8.4 million in the nine months ended September 30, 2013 , primarily due to our net income of $1.5 million, a decrease in inventories of $3.4 million, non-cash depreciation and amortization in the amount $2.2 million, non-cash stock-based compensation expenses of $1.2 million and an increase in trade payables in the amount of $1.8 million and in other payables and deferred revenues in the amount of $4.3, partly offset by an increase in trade receivables in the amount of $3.9 million and in other receivables in the amount of $2.6 million.

Cash Flows from Investing Activities

In the nine months ended September 30, 2013, our investing activities provided cash in the amount of $4.2 million due to proceeds from bank deposits of $2.5 million and from marketable securities of $4.0 million offset, in part, by an investment in an affiliated company of $1.2 million and capital expenditures of $1.1 million.

Cash Flows from Financing Activities

In the nine months ended September 30, 2013, we used cash in financing activities of $6.2 million mainly as a result of $7.0 million used for repayment of long-term bank loans offset, in part, by $1.4 million in proceeds from issuance of shares upon exercise of stock options and purchases of shares under our employee stock purchase plan.

Financing Needs

We anticipate that our operating expenses will be a material use of our cash resources for the foreseeable future.  We believe that our current working capital is sufficient to meet our operating cash requirements for at least the next twelve months, including payments required under our existing bank loans.  Part of our strategy is to pursue acquisition opportunities. If we do not have available sufficient cash to finance our operations and the completion of additional acquisitions, we may be required to obtain additional debt or equity financing. We cannot be certain that we will be able to obtain, if required, additional financing on acceptable terms or at all.

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